The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated August 24, 2017

Pricing supplement To prospectus dated April 15, 2016, prospectus supplement dated April 15, 2016 and product supplement no. 4-I dated April 15, 2016	Registration Statement Nos. 333-209682 and 333-209682-01 Dated August , 2017 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Digital Notes Linked to the 10-Year British Pounds Sterling ICE Swap Rate due September 15, 2018 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a fixed return of at least 10.80% at maturity and who do not think that the 10-Year British Pounds Sterling ICE Swap Rate determined as described below, which we refer to as the Reference Rate, will have declined from the Initial Reference Rate by more than the Buffer Amount of 30% as of the Observation Date. For example, assuming an Initial Reference Rate of 1.15%, investors will be taking the view that the Final Reference Rate will not be less than 0.805%, which is equivalent to 70% of the assumed Initial Reference Rate (70% × 1.15% = 0.805%). Investors should be willing to accept the risk of losing some or all of their principal amount if the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount. If the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount, at maturity investors will lose 1.42857% of their principal for every 1% that the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount. In the example above, investors would start to lose principal if the Final Reference Rate is below 0.805% (70% of the assumed Initial Reference Rate). If the Final Reference Rate is less than or equal to 0.00%, investors will lose 100% of their principal. See “Hypothetical Examples of Amount Payable at Maturity" for additional hypothetical payment scenarios.
•	Because the return on the notes is based on the percentage change of the Reference Rate from the Initial Reference Rate to the Final Reference Rate, rather than the percentage point change in the Reference Rate, a very small percentage point decline in the Reference Rate can result in a significant loss on the notes. For instance, in the example above, if the Reference Rate were to decline by only 0.575 percentage points from the assumed Initial Reference Rate of 1.15% to a Final Reference Rate of 0.575%, that move would represent a 50% decline from the Initial Reference Rate and investors would lose 28.5714% of their principal amount at maturity.
•	The notes are not traditional fixed income securities. Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest that depends on the performance of the interest rate to which the securities are linked. As a result, any decline in the interest rate would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. However, the notes offered by this pricing supplement do not pay periodic interest and the amount an investor receives at maturity will depend on the performance of the Reference Rate. A decline from the Initial Reference Rate to the Final Reference Rate by more than the Buffer Amount will result in the investors losing some or all of their principal amount at maturity.
•	The Contingent Digital Return is a fixed return and is not linked to the Reference Rate.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Rate:	10-Year British Pounds Sterling ICE Swap Rate (the “ICE Swap Rate”) determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement
Payment at Maturity:

If the Final Reference Rate is greater than or equal to the Initial Reference Rate or is less than the Initial Reference Rate by up to the Buffer Amount, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Contingent Digital Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Contingent Digital Return)

If the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount, at maturity you will lose 1.42857% of the principal amount of your notes for every 1% that the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Reference Rate Return + Buffer Amount) × Downside Leverage Factor]

If the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount, you will lose some or all of your principal amount at maturity. You may lose a significant amount of your principal amount even if the decline from the Initial Reference Rate to the Final Reference Rate is only slightly more than the Buffer Amount.

Contingent Digital Return:	At least 10.80%, which reflects the maximum return on the notes. Assuming a Contingent Digital Return of 10.80%, the maximum payment at maturity per $1,000 principal amount note is $1,108.00. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 10.80%.
Buffer Amount:	30%
Downside Leverage Factor:	1.42857
Pricing Date:	On or about August 25, 2017
Original Issue Date:	On or about August 30, 2017 (Settlement Date)
Observation Date†:	September 8, 2018
Maturity Date††:	September 15, 2018
Other Key Terms	See “Additional Key Terms” in this pricing supplement.

† Subject to adjustment as described under “Supplemental Terms of the Notes” in this pricing supplement

†† Subject to postponement as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1)   See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2)   J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $968.80 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $950.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf

•      Prospectus supplement and prospectus, each dated April 15, 2016:

http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Reference Rate Return:	Final Reference Rate – Initial Reference Rate Initial Reference Rate
In no event, however, will the Reference Rate Return be less than -100%.
Initial Reference Rate:	The Reference Rate on the Pricing Date
Final Reference Rate:	The Reference Rate on the Observation Date
CUSIP:	46647MNC3

Supplemental Terms of the Notes

The Observation Date is a Determination Date for purposes of the accompanying product supplement, but is not subject to postponement under “General Terms of Notes — Postponement of a Determination Date.” Instead, it is subject to adjustment as described below.

With respect to the Observation Date, the Reference Rate refers to the 10-Year British Pounds Sterling ICE Swap Rate, which is the mid-market semi-annual swap rate for a British pounds sterling interest rate swap with a designated maturity of 10 years that appears on Reuters page “ICESWAP4” (or any successor page) under the heading “LIBOR BASIS-GBP” and above the caption “11:00 AM London” at approximately 11:15 a.m., London time, on the Observation Date, as determined by the calculation agent. This rate is administered by ICE Benchmark Administration. If on the Observation Date, the Reference Rate cannot be determined by reference to Reuters page “ICESWAP4” (or any successor page), then the calculation agent will determine the Reference Rate for the Observation Date on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by up to five leading swap dealers, which may include the calculation agent or its affiliates, in the London interbank market at approximately 3:00 p.m., London time, on the Observation Date. For this purpose, the mid-market, semi-annual swap rate means the mean of the bid and offered rates for the annual fixed leg, calculated on an actual/365 day count basis, of a fixed-for-floating British pounds sterling interest rate swap transaction with a 10-year term commencing on the Observation Date and in an amount, as determined by the calculation agent, that is representative for a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/365 day count basis, is equivalent to six-month London Interbank Offered Rate (ICE Benchmark Administration), which is commonly referred to as the LIBOR. The calculation agent will select the five swap dealers and will request the principal London office of each of those dealers to provide a quotation of its rate. If at least three quotations are provided, the Reference Rate for the Observation Date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three leading swap dealers selected by the calculation agent provide quotations as described above, the Reference Rate will be determined by the calculation agent, in good faith and in a commercially reasonable manner.

JPMorgan Structured Investments —	PS-1
Digital Notes Linked to the 10-Year British Pounds Sterling ICE Swap Rate

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Rate?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Reference Rate of 1.15% and a Contingent Digital Return of 10.80% and reflects the Buffer Amount of 30% and the Downside Leverage Factor of 1.42857. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 10.80%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Reference Rate	Reference Rate Return	Total Return
2.0700%	80.00%	10.80%
1.8975%	65.00%	10.80%
1.8400%	60.00%	10.80%
1.7250%	50.00%	10.80%
1.6100%	40.00%	10.80%
1.4950%	30.00%	10.80%
1.3800%	20.00%	10.80%
1.2650%	10.00%	10.80%
1.2075%	5.00%	10.80%
1.1500%	0.00%	10.80%
1.0925%	-5.00%	10.80%
1.0350%	-10.00%	10.80%
0.9775%	-15.00%	10.80%
0.9200%	-20.00%	10.80%
0.8625%	-25.00%	10.80%
0.8050%	-30.00%	10.80%
0.7935%	-31.00%	-1.43%
0.6900%	-40.00%	-14.29%
0.5750%	-50.00%	-28.57%
0.4600%	-60.00%	-42.86%
0.3450%	-70.00%	-57.14%
0.2300%	-80.00%	-71.43%
0.1150%	-90.00%	-85.71%
0.0000%	-100.00%	-100.00%
-0.1150%	-100.00%	-100.00%
-0.2300%	-100.00%	-100.00%
-0.34500%	-100.00%	-100.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Rate increases from the Initial Reference Rate of 1.15% to a Final Reference Rate of 1.265%. Because the Final Reference Rate of 1.265% is greater than the Initial Reference Rate of 1.15%, regardless of the Reference Rate Return, the investor receives a payment at maturity of $1,108 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10.80%) = $1,108

Example 2: The Reference Rate decreases from the Initial Reference Rate of 1.15% to a Final Reference Rate of 1.125%. Although the Final Reference Rate of 1.035% is less than the Initial Reference Rate of 1.15%, because the Final Reference Rate is not less than the Initial Reference Rate by more than the Buffer Amount of 30%, the investor receives a payment at maturity of $1,108 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10.80%) = $1,108

Example 3: The Reference Rate increases from the Initial Reference Rate of 1.15% to a Final Reference Rate of 1.61%.

Because the Final Reference Rate of 1.61% is greater than the Initial Reference Rate of 1.15% and although the Reference Rate Return of 30% exceeds the Contingent Digital Return of 10.80%, the investor is entitled to only the Contingent Digital Return and receives a payment at maturity of $1,108 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10.80%) = $1,108

JPMorgan Structured Investments —	PS-2
Digital Notes Linked to the 10-Year British Pounds Sterling ICE Swap Rate

Example 4: The Reference Rate decreases from the Initial Reference Rate of 1.15% to a Final Reference Rate of 0.345%. Because the Final Reference Rate of 0.345% is less than the Initial Reference Rate of 1.15% by more than the Buffer Amount of 30% and the Reference Rate Return is -70%, the investor receives a payment at maturity of $428.57 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-70% + 30%) × 1.42857] = $428.57

Example 5: The Reference Rate decreases from the Initial Reference Rate of 1.15% to a Final Reference Rate of
-0.125%. Because the Final Reference Rate of -0.115% is less than the Initial Reference Rate of 1.15% by more than the Buffer Amount of 30% and the Reference Rate Return would have been less than -100% but for the floor on the Reference Rate Return of -100%, the Reference Rate Return is -100%. As a result, the investor receives a payment at maturity of $0, calculated as follows:

$1,000 + [$1,000 × (-100% + 30%) × 1.42857] = $0

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-3
Digital Notes Linked to the 10-Year British Pounds Sterling ICE Swap Rate

Selected Purchase Considerations

•	FIXED APPRECIATION POTENTIAL — If the Final Reference Rate is greater than or equal to the Initial Reference Rate or is less than the Initial Reference Rate by up to the Buffer Amount, you will receive a fixed return equal to the Contingent Digital Return of at least 10.80% at maturity, which also reflects the maximum return on the notes at maturity. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 10.80%. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Final Reference Rate is greater than or equal to the Initial Reference Rate or is less than the Initial Reference Rate by up to the Buffer Amount of 30%. If the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount, you will lose 1.42857% of your principal amount at maturity for every 1% that the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity. In addition, because the return on the notes is based on the percentage change of the Reference Rate from the Initial Reference Rate to the Final Reference Rate, rather than the percentage point change in the Reference Rate, a very small percentage point decline in the Reference Rate can result in a significant loss on the notes. Even if the Final Reference Rate is negative, your payment at maturity per $1,000 principal amount note will not be less than $0.
•	THE NOTES ARE NOT TRADITIONAL FIXED INCOME SECURITIES — Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest that depends on the performance of the interest rate to which the securities are linked. As a result, any decline in the interest rate would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. However, the notes offered by this pricing supplement do not pay periodic interest and the amount an investor receives at maturity will depend on the performance of the Reference Rate. A decline from the Initial Reference Rate to the Final Reference Rate by more than the Buffer Amount will result in the investors losing some or all of their principal amount at maturity.
•	RETURN DEPENDENT ON THE 10-YEAR BRITISH POUNDS STERLING ICE SWAP RATE — The ICE Swap Rate is the “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating British pounds sterling interest rate swap transaction with a 10-year maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of the actual number of days elapsed during a semi-annual period in a 365-day year, is exchangeable for a floating six-month London Interbank Offered Rate (“six-month LIBOR”) based payment stream that is payable semi-annually on the basis of the actual number of days elapsed during a semi-annual period in a 365-day year. Six-month LIBOR reflects the rate at which banks lend British pounds sterling to each other for a term of six months in the London interbank market. The Contingent Digital Return is a fixed return and is not linked to the Reference Rate.
•	TAX TREATMENT —You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, although not free from doubt, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments —	PS-4
Digital Notes Linked to the 10-Year British Pounds Sterling ICE Swap Rate

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes. Under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as interest) of a taxable disposition, including redemption at maturity, of the notes. You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement and below.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount, you will lose 1.42857% of your principal amount at maturity for every 1% that the Final Reference Rate, which may be a negative rate, is less than the Initial Reference Rate by more than the Buffer Amount. In no event, however, will the Reference Rate Return be less than -100%. Accordingly, under these circumstances, you will lose some or all of your principal amount at maturity.

In addition, because the return on the notes is based on the percentage change of the Reference Rate from the Initial Reference Rate to the Final Reference Rate, rather than the percentage point in the Reference Rate, a very small percentage point decline in the Reference Rate can result in a significant loss on the notes. For example, assuming an Initial Reference Rate of 1.15%, if the Reference Rate were to decline by only 0.575 percentage points from the Initial Reference Rate to a Final Reference Rate of 0.575%, that move would represent a 50% decline from the Initial Reference Rate and you would lose 28.5714% of your principal amount at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	THE NOTES ARE NOT TRADITIONAL FIXED INCOME SECURITIES — Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest that depends on the performance of the interest rate to which the securities are linked. As a result, any decline in the interest rate would potentially result in a reduction in the amount of any periodic interest paid on the securities, but would not adversely affect the return of the investor’s principal amount at maturity. However, the notes offered by this pricing supplement do not pay periodic interest and the amount an investor receives at maturity will depend on the performance of the Reference Rate. A decline from the Initial Reference Rate to the Final Reference Rate by more than the Buffer Amount will result in the investors losing some or all of their principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CONTINGENT DIGITAL RETURN — If the Final Reference Rate is greater than or equal to the Initial Reference Rate or is less than the Initial Reference Rate by up to the Buffer Amount, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return equal to the Contingent Digital Return, regardless of any increase in the Reference Rate, which may be significant. The Contingent Digital Return is a fixed return and is not linked to the Reference Rate.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN MAY TERMINATE IF THE FINAL REFERENCE RATE IS LESS THAN THE INITIAL REFERENCE RATE BY MORE THAN THE BUFFER AMOUNT — If the Final Reference Rate is less than the Initial Reference Rate by more than the Buffer Amount, you will not be entitled to receive the Contingent Digital Return at maturity. Under these circumstances, you will lose some or all of your principal amount at maturity.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. For example, if on the Observation Date, the Reference Rate cannot be determined by reference to the applicable Reuters page, the calculation agent will determine the Reference Rate for the Observation Date based on quotations provided by up to five leading swap dealers, which may include the calculation agent or its affiliates. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including

JPMorgan Structured Investments —	PS-5
Digital Notes Linked to the 10-Year British Pounds Sterling ICE Swap Rate

hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Furthermore, the ICE Swap Rate is administered by ICE Benchmark Administration, and one of our affiliates is represented on the ICE Swap Rate Oversight Committee, which is responsible for monitoring the administration of the ICE Swap Rate. We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with participation on the ICE Swap Rate Oversight Committee that might affect the ICE Swap Rate or the notes.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Reference Rate, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the Reference Rate;
•	the time to maturity of the notes;

JPMorgan Structured Investments —	PS-6
Digital Notes Linked to the 10-Year British Pounds Sterling ICE Swap Rate

•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	THE REFERENCE RATE WILL BE AFFECTED BY A NUMBER OF FACTORS — The Reference Rate will depend on the a number of factors, including, but not limited to:
•	changes in, or perceptions about, future Reference Rate levels;
•	general economic conditions: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect the Reference Rate;
•	prevailing interest rates: the Reference Rate is subject to daily fluctuations depending on the levels of prevailing interest rates in the market generally; and
•	policy of the Bank of England regarding interest rates.

These and other factors may have a negative effect on the performance of the Reference Rate.

•	THE REFERENCE RATE MAY BE VOLATILE — The Reference Rate is subject to volatility due to a variety of factors affecting interest rates generally, including:
•	sentiment regarding underlying strength in the U.S., United Kingdom and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in U.S., United Kingdom and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.

The Reference Rate may be negative. A Final Reference Rate that is less than the Initial Reference Rate by more than the Buffer Amount will result in a reduction of principal payment at maturity. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

•	THE ICE SWAP RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the ICE Swap Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate.
•	UNCERTAINTY ABOUT THE FUTURE OF LIBOR MAY ADVERSELY AFFECT THE ICE SWAP RATE — The ICE Swap Rate is based on a hypothetical interest rate swap referencing six-month LIBOR. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR rates to the LIBOR administrator after 2021. It is not possible to predict the effect that this announcement will have on six-month LIBOR and, therefore, the ICE Swap Rate. This uncertainty may result in sudden or prolonged decreases in six-month LIBOR and, therefore, the ICE Swap Rate during the term of the notes, which will adversely affect the value of the notes and the payment at maturity of the notes.
•	THE REFERENCE RATE MAY BE CALCULATED BASED ON DEALER QUOTATIONS OR BY THE CALCULATION AGENT IN GOOD FAITH AND IN A COMMERCIALLY REASONABLE MANNER — If on the Observation Date, the Reference Rate cannot be determined by reference to Reuters page “ICESWAP4” (or any successor page), then the calculation agent will determine the Reference Rate for the Observation Date on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by up to five leading swap dealers, which may include the calculation agent or its affiliates, in the London interbank market at approximately 3:00 p.m., London time, on the Observation Date. If fewer than three leading swap dealers selected by the calculation agent provide quotations as described above, the Reference Rate will be determined by the calculation agent, in good faith and in a commercially reasonable manner. The Reference Rate determined in this manner may be different from the rate that would have been published on the applicable Reuters page and may be different from other published levels, or other estimated levels, of the ICE Swap Rate.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes will be provided in the pricing supplement and may be as low as the minimum for the estimated value of the notes set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimum for the estimated value of the notes.

JPMorgan Structured Investments —	PS-7
Digital Notes Linked to the 10-Year British Pounds Sterling ICE Swap Rate

Historical Information

The following graph sets forth the historical weekly performance of the Reference Rate from January 6, 2012 through August 18, 2017. The Reference Rate on August 23, 2017 was 1.168%. We obtained the levels of the Reference Rate above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical levels of the Reference Rate should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Rate on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Reference Rate will result in the return of any of your principal amount.

Historical Performance of the 10-Year British Pounds Sterling ICE Swap Rate
Rate Level (%)
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Source: Bloomberg

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our

JPMorgan Structured Investments —	PS-8
Digital Notes Linked to the 10-Year British Pounds Sterling ICE Swap Rate

affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Rate?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the 10-Year British Pounds Sterling ICE Swap Rate” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	PS-9
Digital Notes Linked to the 10-Year British Pounds Sterling ICE Swap Rate